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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R OHH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc announces plans to create offshore service centre in India

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 SEPTEMBER 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ STEVE COLTON Steve Colton Group Head of Media Relations

Monday 30 September 2002

Prudential plc announces plans to create offshore service centre in India

        Prudential plc today announces that it is to establish an offshore service centre in India to improve customer contact service levels and reduce costs for the group's UK insurance operations. The new processing centre will be established in Mumbai and is expected to be fully operational by the end of 2004.

        As a result of this reorganisation Prudential will reduce the scale of its operation in Reading and anticipates a reduction in headcount of 850 over the next two years bringing the total number of staff in Reading to 1400.

        The project is expected to incur a restructuring charge of approximately £20 million by the end of 2004. This will be offset by annual cost savings of £16 million from 2006, in addition to the annual cost savings target of £200 million by 2004 already announced.

        Prudential UK's Chief Executive Mark Wood explains: "In November 2001 we set out the initial phase of our strategy for improving the level of service we provide to our UK customers and Independent Financial Advisers while reducing our operating costs. This move takes us a step further and places us in a strong position to grow the business."

        A number of plans and processes have been put in place following last November's announcement to help those affected find alternative employment both internally and externally.

        The implementation and operation of the offshore centre will benefit from the knowledge and expertise existing within the Prudential group, which has a large business in Asia, where it operates in twelve countries, including India. Prudential has appointed ICICI OneSource, one of the largest providers of offshore business process and customer relationship management services out of India, to set up the new centre. The operation will be wholly-owned by Prudential. ICICI is the joint-venture partner for two of Prudential's existing domestic businesses in India.

        Customers and IFAs contacting Prudential in the UK will not be affected by this change and can continue to contact Prudential by telephone: 0800 000 000 or via the internet: www.pru.co.uk.

        Prior to making this announcement, Prudential UK has begun formal consultations with MSF-Amicus on this initiative.

        —ENDS—

Enquiries to:-

Media Group		Investors/Analysts
Geraldine Davies	0207 548 3911	Rebecca Burrows	020 7548 3537
Steve Colton	0207 548 3721	Laura Presland	020 7548 3511
Clare Staley	0207 548 3719
UK Insurance Operations
Darragh Leeson	0207 334 5121

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

Notes to Editors:

1.
Prudential's UK Insurance Operations provide a range of financial products and services including annuities, corporate and individual pensions, with-profits bonds and investment products to more than seven million customers.

2.
Prudential UK Insurance Operations employs some 8,000 staff located in offices in Stirling, Reading, Belfast, Glasgow and London.

        This announcement impacts primarily on its offices in Reading, where it expects to reduce headcount by a total of 850 by the end of 2004. This number is in addition to the total reduction in headcount across the UK of 2100 which we announced in November 2001, of which 1259 were in Reading. The total number of Prudential staff remaining in Reading at the end of 2004 will be 1400.

3.
Prudential plc expects to incur a restructuring charge of approximately £20 million by the end of 2004 as a result of this initiative. The current estimated impact on shareholders will be a charge of £5 million against achieved basis pre-tax profit, spread over the next three years.

        However, due to the creation of a lower cost servicing centre, Prudential expects to achieve annual gross cost savings from 2006 of approximately £16 million, of which it is currently estimated that £1 million (on an achieved profit basis) will be attributable to shareholders in 2003 (increasing to £2 million in 2004, to £3 million in 2005 and to £4 million in 2006 and thereafter).

        These cost savings are in addition to the gross annual costs savings of around £200m which Prudential expects to achieve from 2004 due to the creation of the single customer service organisation, the rationalisation of support services and a refocusing of IT investment. Of this amount, £65 million (on an achieved profit basis) will be attributable to shareholders.

        We announced details of the £200 million cost savings at our Interim Results in July of this year. This represented an increase of £25m per year on the £175m of annual cost savings which we had originally identified at the time of the November 2001 strategy announcement.

4.
Prudential in Asia

        Prudential was first established in Asia in 1923 and is currently the UK's largest life insurance company in Asia. Prudential Corporation Asia (PCA) now has 22 operations in 12 countries: China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand and Vietnam. It has top five market positions in nine of these operations.

        Alongside its wholly-owned operations in Asia, Prudential has forged successful joint ventures and strategic alliances with some of the region's leading financial institutions including Standard Chartered Bank, CITIC (China International Trust and Investment Corporation), Bank of China International and India's ICICI.

        Earlier this year we launched the Prudential ICICI InstaCall service in India, the first ever 24-hour call centre service provided by a mutual fund company. This enables our Indian investors to carry out transactions such as redemptions and switches by telephone. They can also obtain updated information on their account balances, access the latest net asset values, product details, list of Customer Service Centres and transaction history.

5.
ICICI OneSource

        The operation is being set up by ICICI OneSource—a company with an established brand in India and a strong track record in delivering similar projects to a high standard for international clients. ICICI OneSource is one of the largest providers of offshore business processing and customer relationship management services out of India and currently has over 1,350 employees serving 10 international clients, both in the US and the UK.

        ICICI OneSource is wholly owned by the ICICI group—the flagship of which is ICICI Bank, the second largest bank in India with over $20 billion in assets.

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SIGNATURES
Prudential plc announces plans to create offshore service centre in India
News release
Corporate Relations Prudential plc Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are regulated by the FSA